UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

2

Innovative Technology Solutions for Sustainability ABENGOA H1 2015 Preliminary Results July 23, 2015

Financial Information Disclaimer • The consolidated financial data for the first half of 2015 ended June 30, 2015 presented in the following slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes. • This summary is not a comprehensive statement of our consolidated financial results for the first half of 2015 and our actual results for such period may differ from these estimates due to the completion of our financial closing procedures and related adjustments and other developments that may arise between now and the time the financial results for this period are finalized 2

Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. • • Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. • Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. • Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. • Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. • This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. • The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. 3

H1 2015 Key figures H1 2015 in line with expectations Estimated Figures € Millions YoY Growth 3,375 – 3,400 Revenues 3% 9% P&L 640 – 660 EBITDA 18% - 19% Ebitda margin 4

Recent funding activity Recent funding market news Margin loan on ABY shares for 200 M$ at very attractive cost (part of NRDP) 2014 Notes program discontinued Project finance Ashalim and project bond for project in Uruguay closed Rationale for NRDP NRDP average cost lower than 6% Finance debt portion of projects in construction until long term financing is achieved 5

Recent evolution of cost of debt Decreasing our cost of debt is a key priority for the company Recent credit upgrade by S&P not reflected in current cost of debt Committed to close the CDS gap versus bond: Currently the fact that our convertible and exchangeable notes do not have exactly the same level of guarantees as the high yield bonds, creates an opportunity for some players to take unrationale positions on our CDS We have decided to stop this by giving to our existing convertible and exchangeable notes exactly the same guarantees that the HY bonds have 6

Innovative Technology Solutions for Sustainability

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: July 23, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary